UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07003691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSET FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 BROADWAY
(No. and Street)

KANSAS CITY, MO 64111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE OLBERDING 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

TWO CENTRAL PARK PLAZA, STE 1501 OMAHA, NE 68102-1626
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL
RECEIVED
PROCESSING
MAR 9 2007
WASH. D.C.
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE OLBERDING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNSET FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JANET L. TATE
COMM. EXP. 01/24/2011
NOTARY PUBLIC
NOTARY SEAL
#07468889
JACKSON COUNTY
STATE OF MISSOURI

Signature

PRESIDENT

Title

Notary Public

JANET L. TATE
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: 01/24/2011
Commission # 07468889

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report of Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
(amounts in thousands, except share data)

	December 31	
	2006	2005
ASSETS		
Fixed maturity securities (amortized cost: 2006 - $783; 2005 - $784)	$ 787	$ 784
Cash and cash equivalents	1,700	844
Accounts receivable (net of allowance: 2006 - $3; 2005 - $2)	252	290
Current tax asset	3	-
Deferred tax asset	4	75
Total assets	$ 2,746	$ 1,993
LIABILITIES		
Commissions payable	$ 832	$ 820
Due to affiliated entities	127	119
Current tax liability	-	68
Other liabilities	68	268
Total liabilities	1,027	1,275
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share; authorized 50,000 shares, issued and outstanding 5,000 shares	50	50
Additional paid in capital	1,800	800
Retained deficit	(131)	(132)
Total stockholder's equity	1,719	718
Total liabilities and stockholder's equity	$ 2,746	$ 1,993

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
(amounts in thousands)

	Year ended December 31	
	2006	2005
REVENUES		
Commissions:		
Transactions from unaffiliated entities	$ 16,632	$ 13,912
Transactions from affiliated entities	3,742	4,121
Investment and other income	83	31
Total revenues	20,457	18,064
EXPENSES		
Commissions	18,352	16,107
Administrative fees	2,224	1,620
Operating expenses	(120)	325
Total expenses	20,456	18,052
Income before income tax expense	1	12
Income tax expense	-	11
NET INCOME	$ 1	$ 1

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
(amounts in thousands)

	Year Ended December 31	
	2006	2005
COMMON STOCK, beginning and end of year	$ 50	$ 50
ADDITIONAL PAID IN CAPITAL		
Beginning of year	800	300
Additional paid in capital from parent	1,000	500
End of year	1,800	800
RETAINED DEFICIT		
Beginning of year	(132)	(133)
Net income	1	1
End of year	(131)	(132)
STOCKHOLDER'S EQUITY	$ 1,719	$ 718

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS of CASH FLOWS
(amounts in thousands)

	Year Ended December 31	
	2006	2005
OPERATING ACTIVITIES		
Net income	$ 1	$ 1
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Accounts receivable	38	(104)
Current tax liability	(71)	68
Deferred tax asset	71	(57)
Commissions payable	12	209
Realized (gain) loss on fixed maturity securities	(4)	15
Due to affiliated entities	8	(153)
Other liabilities	(200)	161
Net cash provided (used)	(145)	140
INVESTING ACTIVITIES		
Purchase of fixed maturity securities	(197)	(799)
Sale of fixed maturity securities	198	-
Net cash provided (used)	1	(799)
FINANCING ACTIVITIES		
Additional paid in capital from parent	1,000	500
CASH and CASH EQUIVALENTS		
Increase (decrease) in cash and cash equivalents	856	(159)
Cash and cash equivalents at beginning of year	844	1,003
Cash and cash equivalents at end of year	$ 1,700	$ 844

See accompanying Notes to Financial Statements.

Sunset Financial Services, Inc.
Notes to Financial Statements
(amounts in thousands)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sunset Financial Services, Inc. (the Company) is a full-service brokerage firm offering a wide range of financial products. The Company is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc (NASD). The sales force of the Company consists primarily of agents of Kansas City Life.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

Securities Transactions
Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fixed Maturity Securities
Fixed maturity securities, held for trading, were stated at fair value which was obtained from an external source. Changes in fair value are recorded in investment and other income.

Revenue Recognition
Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company files a consolidated Federal tax return with other insurance and non-insurance affiliates of its parent, Kansas City Life Insurance Company. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using enacted tax rates and are considered for admitted assets status according to the admissibility tests as set forth by the NASD. The Company recorded deferred tax assets of $4 at December 31, 2006 and $75 at December 31, 2005.

Sunset Financial Services, Inc.
Notes to Financial Statements – Continued
(amounts in thousands)

Agreement with Clearing Broker

The Company acts as an introducing broker/dealer and clears all general securities transactions with and for customers on a fully disclosed basis with National Financial Services, a clearing broker. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. All customer funds and securities are received by the clearing broker which carries the customer accounts and maintains the records of customer transactions pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these services, the Company will pay clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred which may result from the clearing of customer transactions for the Company.

As of December 31, 2006, the Company had a receivable of $47 (2005 – $34) with the clearing broker.

2. INVESTMENTS

Investment Revenues

The following tables provide investment income (loss) by major category at December 31. Realized gains and losses on the sale of investments are determined on the basis of specific security identification.

	2006	2005
Net investment income		
Fixed maturity securities	$ 29	$ 21
Other	48	23
Total investment income	$ 77	$ 44
Realized investment gains (losses)		
Fixed maturity securities	$ 2	$ (15)
Total realized investment gains (losses)	$ 2	$ (15)

Contractual Maturities

The following table provides the distribution of maturities for fixed maturity investment securities as of December 31, 2006. Expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

	Fair Value
Due in one year or less	$ 297
Due after one year through five years	392
Due after five years or more	98
Total	$ 787

Sunset Financial Services, Inc.
Notes to Financial Statements – Continued
(amounts in thousands)

3. FEDERAL INCOME TAXES

The components of income tax expense (benefit) on operations are as follows:

	2006	2005
Current income tax expense (benefit)	$ (71)	$ 68
Deferred income tax expense (benefit)	71	(57)
Total income tax expense	$ -	$ 11

Total income tax expense on income from operations differs from the statutory rate of 35% of income before income tax expense as shown in the following table:

	2006	2005
"Expected" income tax expense	$ -	$ 4
Increase (decrease) resulting from:		
Nondeductible expenses	-	-
Valuation allowance	(9)	9
Change in deferred tax assets	9	(2)
Total income tax expense	$ -	$ 11
Effective tax rate	35.0%	91.3%

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

	2006	2005
Deferred tax asset		
Legal reserve	$ -	$ 78
Net realized losses on securities	4	6
Gross deferred tax asset	4	84
Less: valuation allowance	-	(9)
Net deferred tax asset	$ 4	$ 75
Deferred tax liability		
Other	-	-
Net deferred tax asset	$ 4	$ 75

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. A valuation allowance was established in 2005 related to the state income tax portion of the deferred tax assets, as the Company did not anticipate being able to realize the benefit

(amounts in thousands)

of the deferred tax assets for state purposes. Upon the elimination of the related deferred tax asset in 2006, the valuation allowance was also eliminated.

The net change in the valuation allowance was a decrease of ($9) in 2006.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,661, which was $1,592 in excess of its required net capital of $68. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1 (2005 – 2.08 to 1).

In September 2006, a client transaction remained outstanding for several days with the Company's clearing broker. In a subsequent examination, the SEC alleged that the errant transaction caused a violation of the net capital rule. The Company has respectfully disagreed with the position of the SEC and the matter was referred to the NASD for their consideration. The Company is awaiting communication from the NASD, but does not believe this matter will have a material impact on the financial statements of the Company.

5. RELATED PARTY TRANSACTIONS

Pursuant to terms of an agreement, Kansas City Life furnished certain fixed assets and administrative services to the Company. The administrative fees for providing such items, as determined by Kansas City Life, amounted to 2006 - $2,224 (2005 - $1,620). At December 31, 2006, the Company had an accounts payable due to affiliates of $127 (2005 - $119). The Company receives various services as part of this relationship and the cost of these services are determined based upon internal cost studies, which may be different than if the services were provided by an unrelated third party.

The Company executed brokerage transactions for Kansas City Life and Sunset Life and recorded brokerage commissions related to these transactions, as identified in the Statements of Operations. Net affiliated revenues amounted to 2006 - $27 (2005 - $37). Accounts receivable at December 31, 2006 included receivables from affiliates of $7.

6. CONTINGENCIES

In January, 2007, Sunset Financial Services was served with a Statement of Claim in accordance with the NASD arbitration procedures. The claim had been filed by a customer of the Company who had purchased variable annuities on her own behalf and as trustee of a trust, and also fixed indexed annuities, from a representative of Sunset Financial Services. The Claimant alleges violations of NASD rules, Kansas securities laws and Kansas consumer protection laws. The Claimant also alleges that Sunset Financial Services is liable for damages because it failed to supervise its representative adequately. The Claimant asks for statutory damages, disgorgement of commissions and other costs and for attorneys' fees. The Firm responded to the Claim on January 22, 2007. It is anticipated that Sunset Financial will be able to learn more details about the claim, including the nature and amount of any damages alleged by the Claimant, through discovery.

It is not reasonably possible at this time to make any conclusion as to the outcome of active litigation, but based on information currently available management does not consider it likely that this sole active case will result in a material impact on the financial statements of the Company.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

(amounts in thousands)

	December 31 2006
NET CAPITAL	
Total stockholder's equity	$ 1,719
Non-allowable assets	8
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))	49
Net capital	1,662
Minimum net capital requirement	69
Excess net capital	$ 1,593
AGGREGATE INDEBTEDNESS	
Commissions payable	832
Due to affiliated entities	127
Accounts payable and accrued liabilities	68
Aggregate indebtedness	$ 1,027
Ratio of aggregate indebtedness to net capital	0.62 to 1

Statement regarding Rule 17a-5(d)(4)

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2006.

SUNSET FINANCIAL SERVICES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULE II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. The Company clears transactions through National Financial Services.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sunset Financial Services, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of Sunset Financial Services, Inc. (the Company), a wholly owned subsidiary of Kansas City Life Insurance Company, for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with Section 8 of Regulation T of the board of governors of the Federal Reserve System, in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
KPMG LLP

Kansas City, Missouri
February 27, 2007



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sunset Financial Services, Inc. (the Company), a wholly owned subsidiary of Kansas City Life Insurance Company, as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Kansas City, Missouri
February 27, 2007

END